SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated December 18, 2002

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]     Form 40-F

               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]       No [X]

               (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure: GENERAL ELECTRIC AND INSTRUMENTARIUM ENTER INTO COMBINATION AGREEMENT–GE OFFERS EUR 2 BILLION TO ACQUIRE INSTRUMENTARIUM

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: December 18, 2002	By:	/s/ Matti Salmivuori

Matti Salmivuori Chief Financial Officer

Date: December 18, 2002	By:	/s/ Juhani Lassila

Juhani Lassila Group Treasurer

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December 18, 2002 at 8.50 am

GENERAL ELECTRIC AND INSTRUMENTARIUM ENTER INTO COMBINATION AGREEMENT–GE OFFERS EUR 2 BILLION TO ACQUIRE INSTRUMENTARIUM

WAUKESHA, Wis. and HELSINKI, Finland (December 18, 2002) – General Electric Company (NYSE: GE), through its GE Medical Systems division, and Instrumentarium Corporation (HEX: INS1V.HE, Nasdaq: INMRY) announced today that the companies have entered into a definitive combination agreement for GE to acquire Instrumentarium. Pursuant to this agreement, GE will initiate a tender offer to acquire all of the outstanding Instrumentarium shares for EUR 40 per share payable in cash. The offer is expected to commence within 30 days.

The boards of directors of both Instrumentarium and GE have approved the combination agreement.

“Instrumentarium is a leading innovator in the area of healthcare technology, with a strong focus in the perioperative area,” said Joseph M. Hogan, President and CEO of GE Medical Systems. “The combination of Instrumentarium and GE positions us to support our healthcare customers with a complementary range of anesthesia monitoring and delivery, critical care, infant care and diagnostic imaging solutions to help ensure the highest quality of patient care.”

“With customer focus, perseverance and diligence, we have created a world class company. GE is one of the most successful companies in the world. I do not have the slightest doubt about their desire to continue this development with us,” stated Olli Riikkala, President and CEO of Instrumentarium.

Instrumentarium employs approximately 5,400 people worldwide, and operates R&D and manufacturing facilities in Helsinki and Kuopio, Finland; Bromma and Jallivaara, Sweden; Nuremberg, Germany; Madison, WI; Laurel, MD; Louisville, CO; Riverside, CA and Redmond, WA. Additionally, Instrumentarium has sales and service subsidiaries in more than 20 countries globally and a network of distributors covering more than 100 countries.

“After evaluating the tender offer and receiving a fairness opinion from Credit Suisse First Boston (Europe) Limited that the tender offer consideration is fair to the holders of Instrumentarium shares and options, from a financial point of view, it is the Board’s opinion that the transaction is in the shareholders best interest. Therefore, the Board recommends this tender offer,” said Timo Peltola, Chairman of the Board of Directors of Instrumentarium.

“Instrumentarium is an excellent company with an outstanding reputation among healthcare customers,” said Jeffrey R. Immelt, Chairman and CEO of GE. “This is an extremely important business for GE, and we plan to grow Instrumentarium even further by investing in new technologies to improve clinical workflow, physician confidence, and patient outcomes.”

Upon completion of the tender offer, GE intends to combine the operations of Instrumentarium with GE Medical Systems, and Helsinki will become the European headquarters for the GE Medical Systems Information Technologies business. Mr. Riikkala will continue in key leadership roles within GE Medical Systems and GE Medical Systems Information Technologies focusing on the Global Anesthesia and Perioperative businesses and integration across Europe. These roles, and

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those of other key Instrumentarium executives, will be defined according to the Principles of Integration in the combination agreement and communicated as soon as possible.

This transaction, which is expected to close in 2003, is subject to a minimum acceptance condition of 80%, regulatory approvals and other customary conditions.

Under the terms of the combination agreement, the Board of Directors of Instrumentarium can recommend a special dividend in excess of EUR 0.70 per share up to an aggregate amount of EUR 200 million, that would be subject to approval at the Instrumentarium Annual General Meeting of shareholders in March 2003. To the extent such a special dividend is approved, the tender offer price of EUR 40 would be reduced by the per share amount of such special dividend. Should the closing of the transaction occur prior to the approval of the dividends at the Annual General Meeting of shareholders, the tender offer price will be increased by EUR 0.70 per share.

GE will also make an offer for all outstanding options of Instrumentarium. The offer price for the stock options is EUR 52.29 per 1998A option, EUR 56.65 per 1998B option, EUR 60.36 per 1998C option, EUR 45.46 per 2001A option and EUR 36.92 per 2001B option.

Goldman Sachs is advising GE Medical Systems on this transaction. Credit Suisse First Boston (Europe) Limited is advising Instrumentarium.

About Instrumentarium Corporation
 Instrumentarium is a leading international medical technology company, headquartered in Helsinki, Finland. Instrumentarium currently derives approximately 80% of sales from its Anesthesia and Critical Care operations (Datex-Ohmeda, Spacelabs Medical and Deio), and additionally operates in Diagnostic Imaging and Infant Care. Instrumentarium reported 2001 sales of EUR 1,025 million. Spacelabs Medical, acquired by Instrumentarium in July 2002, reported total sales of $242 million. See also www.instrumentarium.com.

About General Electric
 GE is a diversified technology and services company dedicated to creating products that make life better. The company’s GE Medical Systems division is a $9 billion global leader in medical imaging, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. GE operates in more than 100 countries and employs more than 300,000 people worldwide. For more information, visit www.ge.com or www.gemedical.com.

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This bulletin includes statements relating to the future, which by their nature involve risks, uncertainty and assumptions. The statements relating to the final completion of the combination

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involves as a risk, inter alia, that the conditions for the final completion of the proposed combination and tender offer are not satisfied and the combination and the tender offer is therefore not finally completed.

INSTRUMENTARIUM CORPORATION

Olli Riikkala               Timo Peltola

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Instrumentarium Corporation, Olli Riikkala, President and CEO, tel. +358 10 394 3600
Instrumentarium Corporation, Ritva Sotamaa, General Counsel, tel. +358 10 394 2005